SECURITIES AND EXCHANGE COMM 02060665
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

02 DEC 17 AM 11:01

SUPPL

Madrid, November 2002

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- TelePizza submits information regarding 2002 Third Quarter Results filed with the CNMV on the 15th of November 2002.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Igor Albiol
Controller Director

dlw 12/26

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 15/11/2002 **Outstanding fact number 38305**

- Tele Pizza submits a copy of the information regarding 2002 third quarter results

GENERAL

QUARTERLY INFORMATION REGARDING:

QUARTER **THIRD** YEAR **2002**

Corporate name:
Tele Pizza, S.A.

Registered offices:
C/ AZALEA, 1 EDIF. F; MINIPARC 1 SOTO DE LA MORALEJA (MADRID)

Fiscal ID No.
A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:

D. Fernando Zapater
CHIEF EXECUTIVE OFFICER

Signature:

A) QUARTERLY SAMPLE OF PROFIT AND LOSS

Uds.: Euro thousand		INDIVIDUAL		CONSOLIDATED	
		Current year	Last year	Current year	Last year
TURNOVER (1)	0800	135,114	143,759	212,693	246,938
PROFIT BEFORE TAX	1040	1,574	-251	14,927	16,672
PROFIT FOR THE YEAR	1044	3,252	2,238	11,153	14,131
Profit allocated to minority interests	2050			-820	-380
PROFIT ALLOCATED TO THE PARENT COMPANY	2060			10,333	13,751
SHAREHOLDERS' EQUITY	0500	6,708	6,708		
AVERAGE No. OF EMPLOYEES	3000	2,953	3,452	7,438	9,801

B) BUSINESS DEVELOPMENT
(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

B) BUSINESS DEVELOPMENT

(Though simply outlined due to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

The Telepizza group obtained an EBITDA (Earnings before interests, taxes, depreciation and amortization) of 42.11 million euros in the first 9 months of the current year, an increase of 2.6 per cent over the 41.07 million euros obtained in the same period in 2001.

Sales of the spanish chain, including sales from franchises and owned stores, increased by 0,7 percent in the first 9 months of the year 2002 in comparison to the same period the year before, reaching 231.36 million euros in Spain. Total operating income reached 223,97 million euros.

The franchise policy, in both national and international areas, implies that sales from the franchised establishments is not integrated in Telepizzas sales.

As a result of the franchise policy, by the end of September Telepizza had 471 establishments under the franchise format and 385 owned estalishments which has meant that Telepizza only manages directly 45 percent of the chains stores. In Spain, 288 establishments were franchises and 250 owned therefore Telepizza manages directly 46,5 percent of the chain stores in Spain.

Telepizza continues to improve it's operational margins.Therefore the EBITDA margin over sales has improved to 19.8 percent in comparison to the 16.6 percent achieved in September 2001.

In the international area, Telepizza decided to focus its activities in Potrugal, Chile and Poland, countrioes in which it is establshing its leadership. The chain sales in these countries have increased by 4.2 percent in comparison to the same period in the year 2001 reaching 48.73 million euros.

With regard to the countries where activity is totally franchised, France and Mexico, it's worth mentioning that sales in the french chain have increased by 21.9 percent reaching 4.21 million euros.

In Mexico, the Groups activity still evolves through the joint venture signed with Pollo Campero with whom Telepizza is developing the franchising of Central America, being currently present in Guatemala, El Salvador and Costa Rica.

The ordinary result has increased by 13.1 percent reaching 20.86 million euros, favoured by lower financial costs.

The company has registered a negative extraordinary result of 5.93 euros, which has meant a reduction in benefits before tax of 10.4 percent up to 14.93 million euros.

In conclusion, the net result of the first 9 months of 2002 has amounted to 10,33 million euros in comparison to the 13,75 million euros registered in the same period last year resulting in a reduction of 24.9 percent, affected as a result of a higher tax rate.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

B) BUSINESS DEVELOPMENT

(Though simply outlined due-to the summary nature of this quarterly information, the comments to be included in this section should allow investors make a sufficient opinion about the activities carried out by the company and of the results obtained during the period covered by this quarterly information, as well as about its financial and patrimonial situation and other essential data about the general status of the affairs of the company).

In Spain, the company has continued its product innovation policy by launching Telepizza's "Calzzone Base", a closed pizza, the ingredients inside are those selected by the customer, with a a touch of garlic and oregano.

Telepizza's "Calzzone Base" was the company third launch this year after "Telepizza Double Base",the only cheese filled base currently on the market, and "Telepizza's Minis", small triangular cheese filled bread.

Telepizza continues with the pilot plan regarding the adaptation of reserved areas for the distribution and sale of Blockbuster's products and services.

The IT area continues to be a priority objective for the company this year. During this past quarter the first stages of Data Warehouse have been implemented, a system which will enable us to have a broader knowledge of our clients as well as improving management systems and information in the stores.

The company is also moving on with its Industrial and Logistics Global Plan with the upcoming production activities in the new instalations at Daganzo (Madrid), consisting of a premises area of 14,000 m2 over a land area of 40,000 m2.

Despite not announcing details regarding profit and loss account, the tax rate related to consolidated accounts for the first nine months, stands at 25,3 percent due to the tax allowances for the year of provisions that were not deductible at the end of the year 2001, and due to the accounting, under the ICAC resolution dated 15th of March 2002, regarding the accounting criteria for tax allowances in the corporate tax.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

During this third quarter the merger of the following companies has taken place: Telepizza Fuenlabrada S.A., and Telepizza Cordoba S. A., with the parent company Tele Pizza S.A., and Prenasa S.A,. Alimentos Familiares S.A., Telechef Mostoles S.L., and Telechef Noroeste S.L., with Eysal S.L

The same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year have been applied hereto, the same complying with the rules in force.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

D). DIVIDENDS DISTRIBUTED DURING THE PERIOD:

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100	-	-	-
2. Preferred Stock	3110	-	-	-
3. Shares with no voting rights	3120	-	-	-

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		X
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220		X
4. Increases and reductions of the joint stock or of the securities' value.	3230		X
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250	X	
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330	X	
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

F) EXPLANATORY ANNEXE FOR SIGNIFICANT FACTS

On the 22nd of January 2002, Tele Pizza informs that, with date 18/01/02, the company has signed a promissory purchase contract with the entity COMMERZ GRUNDBESITZ SPEZIALFONDS Gmbh, regarding an office building in construction, destined to for the use of, the Telpizza Group's head offices.

On the1st of February 2002, TelePizza announced:
The opening of a TelePizza free stander and four multi-brand combined outlets TelePizza / Pollo Campero in the city of Guatemala as a result of the agreements reached with the Pollo Campero Group for the development of TelePizza in Central America.
Tele Pizza S.A and the Greek company Goody's S.A. have decided by mutual agreement to suspend the joint plans that would have been developed through the Greek company Tele Pizza Hellas.
TelePizza has discontinued its operations in U.K and Morocco. This decision is part of the company's strategy of focusing its development abroad in those areas which are showing adequate profitability.

On the 1st of March, The Company submits a copy of the results related to the second semester of 2001.
The company obtained a net profit of 5.13 million euros, which means an increase of 1.8% with respect to the 5.04 million euros reported in 2000.

On the 10th of May, the company submits the pesentation of results in the first quarter.

On the 13th of May, the company submits information regarding results in the first quarter of 2002

On the 28th of May, The company informs that □ The Board of Directors of TELE PIZZA, S.A., has agreed, to accept the resignation to the position of board member of Mr. Claudio Boada Palleres and has appointed the current Secretary of the Board, Mr Javier Gaspar Pardo de Andrade as member of the Board of Directors, replacing Mr. Claudio Boada Palleres.

On the 10th of June the company submits information regarding its General Shareholders Meeting.

On the 28th of June, the companysubmits information regarding the agreements approved at the General Shareholders Meeting held on the 28th of June at second hearing.

On the 23rd of July 2002 The Company informs that the Board of Directors of TELE PIZZA, S.A., has agreed, to accept the resignation to the position of board member of Mr. Rafael Hernández García and has appointed Mr. Alberto Manuel Horcajada.
Mr. Antonio Catalán asked for not being re-elected as Board Member, once the period for which he has been elected, concluded, being this the reason of the cease.

On the 30th of July 2002, the company submits information regarding results of the first semester of 2002. The EBITDA reached in the first semester of 2002 was of 27,66 million euros.

On the 16th of August 2002, the company announces it has reached an agreement with Blockbuster Video España S.L under which both companies initiate a Pilot Colaboration Plan.

On the 28th of August, the company announces results regarding the first semester of 2002. The net result reaches 8,7 million euros in comparison to the 10,99 million euros registered in the same period of 2001.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

INSTRUCTIONS FOR FILLING IN THE QUARTERLY SAMPLE OF PROFIT AND LOSS

(GENERAL INFORMATION)

-.Except as otherwise provided for, the requested figures shall be expressed in million euros, with no decimals, and the same being rounded off.

-.Negative amounts shall bear a minus sign (-) in front of the relevant number.

-.Except as otherwise provided for, each datum expressed with figures shall be given together with the datum for the previous fiscal year.

-. **Definitions:**

(1) The net turnover amount shall include the amounts for the sale of products and for the rendering of services related to the ordinary businesses of the company, less any allowances or other deductions on sales, as well as the value added tax and other taxes directly related with the said turnover amount.

2002 Y-T-D September Results

November 2002

Chain Sales

	Y-T-D Sept 02	Y-T-D Sept 01	Δ %
Spain	**231.36**	**229.64**	**0.7%**
Portugal	25.32	23.06	9.8%
Poland *	16.48	16.68	-1.2%
Chile **	6.93	7.03	-1.4%
International Subtotal	**48.73**	**46.77**	**4.2%**
SUBTOTAL SALES	**280.09**	**276.41**	**1.3%**
Franchise Countries			
Mexico	3.82	16.79	-77.3%
France	4.21	3.45	21.9%
Not operating countries	**0.00**	**2.70**	
TOTAL SALES	**288.11**	**299.35**	**-3.8%**

* Poland: Local Currency growth:+2,6%

** Chile: Local Currency Growth:+12,6%

Millions of euros

Profit and Loss Account

	Y-T-D Sept 02	%	Y-T-D Sept 01	%	Δ %
Turnover	212.69	100.0%	246.94	100.0%	-13.9%
Other Operating Income	11.28	5.3%	10.12	4.1%	11.5%
Total Operating Income	**223.97**	105.3%	**257.06**	104.1%	**-12.9%**
Cost of goods sold	**-60.04**	-28.2%	**-67.17**	-27.2%	-10.6%
Gross Margin	**163.93**	77.1%	**189.89**	76.9%	**-13.7%**
Personnel Cost	-68.83	-32.4%	-83.23	-33.7%	-17.3%
Other Operating expenses	-52.99	-24.9%	-65.59	-26.6%	-19.2%
EBITDA	**42.11**	19.8%	**41.07**	16.6%	**2.6%**

Millions of euros

TELEPIZZA®

EBITDA Trend


50.00
40.00
30.00
20.00
10.00
Y-T-D March
Y-T-D June
Y-T-D Sept.
Year 2001
Year 2002

Millions of euros

TELEPIZZA®

Profit and Loss Account

	Y-T-D Sept. 02	%	Y-T-D Sept. 01	%	Δ %
EBITDA	**42.11**	**19.8%**	**41.07**	**16.6%**	**2.6%**
Depreciation and amortization	-15.54	-7.3%	-15.17	-6.1%	2.5%
EBIT	**26.58**	12.5%	**25.90**	10.5%	**2.6%**
Financial Result	**-4.09**	**-1.9%**	**-5.06**	**-2.0%**	**-19.2%**
Share in results from comp. conso. under the equity meth	-0.26	-0.1%	-1.28	-0.5%	-80.1%
Negative consolidation difference reverted	0.00	---	0.00	---	---
Amortization of consolidated goodwill	-1.37	-0.6%	-1.12	-0.5%	22.4%
ORDINARY PROFIT	**20.86**	**9.8%**	**18.44**	**7.5%**	**13.1%**
Extraordinary result	**-5.93**	**-2.8%**	**-1.77**	**-0.7%**	**235.2%**
CONSOLIDATED PROFIT BEFORE TAXES	**14.93**	**7.0%**	**16.67**	**6.8%**	**-10.4%**
Corporate Tax	-3.77	-1.8%	-2.54	-1.0%	48.5%
CONSOLIDATED NET PROFIT	**11.16**	**5.2%**	**14.13**	**5.7%**	**-21.0%**
Profit allocated to minority interests	-0.82	-0.4%	-0.38	-0.2%	116.9%
PROFIT ALLOCATED TO THE PARENT COMPANY	**10.33**	**4.9%**	**13.75**	**5.6%**	**-24.9%**

Millions of euros

TELEPIZZA®

Store Situation

	Sept-2002	Dec. 2001
SPAIN	**538**	**539**
Traditional concept + ministores	529	532
Restaurants	9	7
INTERNATIONAL	**318**	**328**
Portugal	54	53
Poland	75	70
Chile	27	26
SUBTOTAL	**156**	**149**
Mexico	132	132
France	30	31
U.K.	0	13
Morocco	0	3
SUBTOTAL	**162**	**179**
TOTAL	**856**	**867**

TELEPIZZA®

Store Situation

	Sept - 2002		Dic - 2001	
SPAIN	**538**		**539**	
Company Owned Stores	250	46.5%	280	51.9%
Franchised Stores	288	53.5%	259	48.1%
INTERNATIONAL	**318**		**328**	
Company Owned Stores	135	42.5%	142	43.3%
Franchised Stores	183	57.5%	186	56.7%
TOTAL	**856**		**867**	
Company Owned Stores	385	45.0%	422	48.7%
Franchised Stores	471	55.0%	445	51.3%

TELEPIZZA®